Mail Stop 3720

      March 1, 2006

David Sasnett
Secretary
VoIP, Inc.
12330 S.W. 53rd Street, Suite 712
Ft. Lauderdale, Florida  33330

RE:  	VoIP, Inc.
      Preliminary Schedule 14A; File No. 0-28985
	Filed January 31, 2006

Dear Mr. Sasnett:

	We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposal and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Schedule 14A

Information about Solicitation and Voting, page 6

1. Revise to state that the proxy statement will be accompanied with or preceded by your annual report to shareholders for the fiscal year ended December 31, 2005, instead of 2004, in accordance with Rule 14a-3(b)(1). Please note that this annual report to shareholders should include financial statements for the year ended December 31,
2005.

2. Disclose the required stockholder vote to approve any charter amendment proposal. We note that you currently describe only the required stockholder vote for the election of directors and for approval of proposal two. Also revise to clarify how abstentions and withholding of a vote will be counted for purposes of the first two proposals. Specifically, it is unclear whether the statement that "an abstention or withholding of a vote will not be counted for purposes of determining whether the requisite vote has been obtained" means that they will not be counted as votes cast on the proposals.

Proposal Three.  Proposal to Amend and Restate the Company`s
Articles, page 19

3. Please clarify throughout the proxy statement and in the proxy card whether you are seeking stockholder approval for the authorization of a class of preferred stock or for the issuance of preferred stock, or both. If you are, then you should divide proposal number three into at least two distinct proposals, one concerning the increase in authorized common stock and the other regarding the authorization of a class of preferred stock. If you also are seeking approval for the issuance of common stock and preferred stock, then each should be a separate proposal, too.
See
Rule 14a-4(a)(3) of Schedule 14A and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

4. On page 15 in your certain relationship and related transactions section, you state that in October 2005 you purchased all of the assets of WQN, Inc. for a $3,700,000 promissory note convertible into your common or preferred stock, 1,250,000 shares of your restricted common stock and a warrant to purchase 5,000,000 shares of your common stock. Clarify whether your ability to issue the underlying stock to WQN depends on the outcome of the common stock or preferred stock proposals. With regard to shares issued or to be issued in connection with a previous acquisition, we direct your attention to
Note A to Schedule 14A. Please revise your proxy statement to provide all of the information required by Items 11, 13 and 14 of
Schedule 14A, as required by Note A, or tell us in your response letter why you believe you are not required to provide some or all of this information.


5. On page 20 you state that you have "no current plans to issue shares of any class of common stock." Yet your Form S-1 (file number
333-131827) suggests that, as of February 9, 2006, you have several outstanding warrants and options to purchase your common stock. Please revise your disclosure regarding your plans to issue common stock accordingly.

*	*	*	*
	As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments regarding the preliminary proxy statement, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3833, with any questions.

								Sincerely,



								Michele Anderson
								Legal Branch Chief


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Mr. Sasnett
VoIP, Inc.
March 1, 2006
Page 4